SECURITIES AND EXCHANGE COMMISSION

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PROCESSED
JUL 09 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JUN 01 2004 WASH., D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8-26155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2003 (MM/DD/YY) AND ENDING 03/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Reynolds Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, The Atrium 31st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T.
(Name – *if individual, state last, first, middle name*)

2642 Whitehorse-Hamilton Square Road, Suite 3 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas S. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomnas P. Reynolds Securities, Ltd., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Kristina M Morrison

Notary Public

KRISTINA M. MORRISON
Notary Public, State of New York
No. 01MO6023599
Qualified in Kings County
Commission Expires April 26, 20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas P. Reynolds Securities, Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2004

THOMAS P. REYNOLDS SECURITIES, LTD.

FINANCIAL HIGHLIGHTS
MARCH 31, 2004

	2004
NET LOSS	($264,580)
NET WORTH	437,722
CASH AND CASH EQUIVALENTS	181,140
CURRENT RATIO	3.70 : 1.0

MICHAEL T. REMUS
Certified Public Accountant
2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

Independent Auditor's Report

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying statement of financial condition of Thomas P. Reynolds Securities, Ltd. as of March 31, 2004, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities, Ltd. as of March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

May 26, 2004
Lawrenceville, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
March 31, 2004

ASSETS

Current Assets	
Cash and cash equivalents	$181,140
Commissions and fees receivable	397,286
Other receivable	11,477
Total Current Assets	589,903
Office and Transportation Equipment	
Transportation equipment	166,152
Office furniture and equipment	85,161
	251,313
Accumulated depreciation	(159,323)
	91,990
Other Assets	
Security deposits	15,369
Total Assets	$697,262

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$19,772
Accrued expenses	112,147
Payroll tax payable	3,721
Corporate income tax payable	23,900
Total Current Liabilities	159,540
Shareholder Loan	100,000
Total Liabilities	259,540
Stockholders' Equity	
Common stock, no par, 200 shares, authorized and issued	1,000
Retained earnings	436,722
	437,722
Total Liabilities and Stockholders' Equity	$697,262

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended March 31, 2004

REVENUES	
Commission income, net of rebates	$1,068,774
Professional fees	1,064,895
Interest income	2,987
	2,136,656
OPERATING EXPENSES	
Salaries and Wages	1,547,921
Payroll taxes and benefits	68,956
Rent and utilities	138,884
Travel and entertainment	39,710
Office expense	58,745
Vehicle expense	14,560
Professional fees	14,700
Telephone	12,978
Pension	178,483
Insurance	62,901
Dues and fees	4,543
Sales and promotion	95,930
Outside services	67,784
Fees and licenses	4,885
Repairs	3,907
School and training	4,363
Depreciation expense	43,770
Commissions	46,316
	2,409,336
Loss From Operations	(272,680)
Benefit of Income Taxes	(8,100)
Net Loss	(264,580)
Retained Earnings - April 1, 2003	701,302
Retained Earnings - March 31, 2004	$436,722

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended March 31, 2004

Subordinated Liabilities at April 1, 2003	$ -
Increases	-
Decreases	-
Subordinated Liabilities at March 31, 2004	$ -

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2004

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
Balance at April 1, 2003	200	$1,000	$701,302	$702,302
Net Loss	-	-	(264,580)	(264,580)
Balance at March 31, 2004	200	$1,000	$436,722	$437,722

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($264,580)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	43,770
(Increase) Decrease in:	
Receivables	(76,069)
Prepaid expenses	6,922
Security deposits	(113)
Increase (Decrease) in:	
Accounts payable and accrued expenses	28,621
Corporate income tax payable	(8,100)
Net cash used by operating activities	(269,549)
Cash Flows From Investing Activities	
Purchase of Office Furniture	(21,543)
Net cash used in investing activities	(21,543)
Cash Flows From Financing Activities	
Stockholder loan	100,000
Net cash provided by financing activities	100,000
Net decrease in cash	(191,092)
Cash and cash equivalents at Beginning of Year	372,232
Cash and cash equivalents at End of Year	$181,140
Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

NOTE 1. NATURE OF BUSINESS

Thomas P. Reynolds Securities Ltd., was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms, provides investment consulting services to union and multi-employer benefit plans and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date. All other accounts of the Company are maintained on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2004.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from commission commission income when earned, that is when the trade has been completed and recognizes revenue from professional fees when billed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3. RETIREMENT PLAN

The Company has a money purchase plan and defined contribution profit sharing plan which covers substantially all employees. Contributions and costs are determined as fifteen per cent of each covered employee's salary up to the maximum permitted by law and totaled $178,483..

Note 4. LEASES

The Company conducts its operations from facilities that are leased under a five year and three month non-cancelable operating lease dated December 11, 2002 and expiring on April 30, 2008.There is no option to renew the lease beyond this term. The Company also leases additional space in a building owned by its principal stockholder under a three year lease dated October 1, 2003 and expiring on September 30, 2006. There is no option to renew this lease beyond the expiration date. The following is a schedule of future minimum rental payments required under the above operating leases as of March 31, 2004. Year ending March 31, 2005; $135,874. - 2006; $137,392. - 2007; $108,940. - 2008; $73,8086 - 2009; $6,710..

Rental expense for the year ended March 31, 2004 was $136,308..

NOTE 5. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. Cash exceeding federally insured limits at financial institutions totaled $61,210. at March 31, 2004. The Company earns a significant amount of its revenue from billings for professional fees to various union pension and welfare funds. Credit risk with respect to accounts receivable is generally diversified due to the fact that no one union or fund represents more than 10 per cent of outstanding accounts receivable at March 31, 2004.

NOTE 6. INCOME TAXES

The components of income tax expense for the year ended March 31, 2004 are as follows:

Current - Federal	$ 21,000.
State	2,900.
Deferred - Federal	- 0 -
State	- 0 -

Note 7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2004, the Company had net capital of $341,203., which was $330,562. in excess of its required minimum net capital of $10,641. The Company's net capital ratio was .47 to 1.

Note 8. Long-Term Debt:

January 7, 2004 the Company's shareholder anvanced the sum of $100,000 to the for working capital. The lone is non-interest bearing and has no scheduled repayment terms.

Note 9. New Accounting Pronouncements:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after March 31, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities (if any). The company will apply the recognition provisions of FIN 45 prospectively to guarantees issued after March 31, 2003.

These statements are not expected to impact the combined companies results of operations.

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entityand also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are business, as defined in the Interpretation, are not considered VIEs. The Company does not currently have any exposure to VIEs that would require consolidation or disclosure.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2004

MICHAEL T. REMUS

Certified Public Accountant

2642 Whitehorse-Hamilton Square Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-588-8770

Independent Auditors Report on
Internal Accounting Control

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the financial statements of Thomas P. Reynolds Securities, Ltd. As of March 31, 2004 and have issued my report thereon dated May 26, 2004. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended March 31, 2004, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T Remus

Lawrenceville, New Jersey
May 26, 2004

THOMAS P. REYNOLDS SECURITIES, LTD

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2004

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities, Ltd. clears on a fully disclosed basis, and possession and control is handled through Bear Stearns Securities Corp., Broadcourt Capital Corp., and Correspondent Services Corporation , A UBS PaineWebber Company.

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2004

NET CAPITAL	
Common stock	$1,000
Retained earnings	436,722
Total Credits	437,722
Debits	
Equipment less accumulated depreciation	91,990
Haircuts	4,529
Total Debits	96,519
NET CAPITAL	$341,203
CAPITAL REQUIREMENTS	
6 2/3 % of aggregate indebtedness	$10,641
Minimum capital requirement	5,000
Net capital in excess of requirements	$330,562
Ratio of Aggregate Indebtedness to Net Capital	.47 to 1

THOMAS P. REYNOLDS SECURITIES, LTD.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2004

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$69,042
Accrued rebates	66,598
Corporate income tax apyable	23,900
Total Aggregate Indebtedness	$159,540

THOMAS P. REYNOLDS SECURITIES, LTD.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED MARCH 31, 2004

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
88 Lakedale Drive, Suite 3, Lawrenceville, NJ 08648
Tel: 609-393-7557
Fax: 609-393-7556

THOMAS P. REYNOLDS SECURITIES, LTD.

REQUIREMENTS PURSUANT TO RULE 17a-5(e)4
Fiscal Year Ended March 31, 2004

In accordance with Rule 17a-5(e)4, of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Thomas P. Reynolds Securities, Ltd. for the year ended March 31, 2004. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2003 to March 31, 2004, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Thomas P. Reynolds Securities, Ltd. Taken as a whole.

Michael T Re

Lawrenceville, New Jersey
May 26, 2004